EXHIBIT 14.(A).3





September 20, 2004

Kost Forer and Gabbay
Certified Public Accountant
3 Aminadav Street
Tel-Aviv 67067

Gentlemen:

                RE: ALBAHEALTH LLC (HEREINAFTER - "THE COMPANY")

In connection with our examination of the financial statements of the Company for the year ended December 31, 2003, we wish to advise you:

     1. We are aware that the financial statements of the Company, which we have examined, will be included in the consolidated financial statements of TEFRON LTD and our reports with respect to the financial statements of the Company will be relied upon by you.

     2. We hereby consent to the inclusion of our report relating to our examination of the financial statements of the Company covering the balance sheet as of December 31, 2003 and the related statements of income, members' equity, and cash flows for the year ended December 31, 2003, in the annual report of TEFRON LTD on Form 20F/A, which is to be filed with the U.S. Securities and Exchange Commission (U.S.
          SEC) and to the incorporation by reference of such report into the Registration Statement on Form S-8 (No. 333-111932).

     3. We are independent with respect to all entities in the TEFRON LTD group, under the rules of the American Institute of Certified Public Accountants and the U.S. SEC.

     4. We are familiar with accounting principles generally accepted in the United States of America and the financial statements of the above Company have been prepared in accordance with such principles.

     5. We are familiar with auditing standards generally accepted in the United States of America (U.S. GAAS) promulgated by the American Institute of Certified Public Accountants, and our examination with respect to the financial statements of the Company was conducted with U.S. GAAS.

     6. We are familiar with Regulation S-X and other published accounting rules and regulations of the U.S. SEC and the financial statements of the Company are prepared in accordance with, and contain the necessary disclosures required by, such rules and regulations.

Sincerely,


/s/ McGladrey & Pullen, LLP